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Exhibit

Exhibit            Description

99.1	Announcement on 2017/02/16: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2017/02/22: To represent subsidiary Fortune Venture Capital Corp. announce the merger with the other subsidiary, Unitruth Investment Corp.

99.3	Announcement on 2017/02/09: January Revenue

99.4	Announcement on 2017/02/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/08/16~2017/02/16
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$627,075,608;
Total transaction price: NT$627,075,608
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

To represent subsidiary Fortune Venture Capital Corp. announce the merger with the other subsidiary, Unitruth Investment Corp.

1. Type of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): merger
2. Date of occurrence of the event: 2017/02/22
3. Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): Fortune Venture Capital Corp. and Unitruth Investment Corp.
4. Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): Fortune Venture Capital Corp. merger Unitruth Investment Corp.
5. Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX %), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:
Fortune Venture Capital Corp., the Company’s subsidiary with 100% ownership.
Unitruth Investment Corp., Fortune Venture Capital Corp.’s subsidiary with 100% ownership
6. Purpose/objective of the merger/acquisition: The investment strategy adjustment groupwise and the consolidation of resources
7. Anticipated benefits of the merger/acquisition: Consolidation of resources and re-organization
8. Effect of the merger or consolidation on net worth per share and earnings per share: The merger between subsidaries of the Company will not create significant influence to net worth per share and earnings per share
9. Share exchange ratio and basis of its calculation: Fortune Venture Capital Corp. has 100% ownership of Unitruth Investment Corp.; hence no need to set share exchange ratio
10. Scheduled timetable for consummation: The merger record date will be April 1, 2017
11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: Fortune Venture Capital Corp. will carry 100% assets and liabilities of Unitruth Investment Corp. after the merger
12. Basic information of companies participating in the merger: Fortune Venture Capital Corp.; major operation is venture capital investment; Total paid-in Capital is NTD 3,748 million Unitruth Investment Corp.; major operation is investment; Total paid-in capital is NTD1,327 million
13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): n/a
14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: n/a
15. Other important stipulations: none
16. Do the directors have any objection to the present transaction? : none

Exhibit 99.3

United Microelectronics Corporation
February 9, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
January	Net sales	12,651,900	12,006,857	645,043	5.37%
Year-to-Date	Net sales	12,651,900	12,006,857	645,043	5.37%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	4,128,960	4,250,400	21,739,067
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to NT$ 4,250.40 million. The actual amount lent to USC(Xiamen) as of January 31, 2017 was 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	43,478,135
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,847,440	0
Fair Value	113,635	0
Net Profit from Fair Value	173,946	0
Written-off Trading Contracts	7,295,462	0
Realized profit (loss)	65,870	0

Exhibit 99.4

United Microelectronics Corporation
For the month of January, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2016	Number of shares as of January 31, 2017	Changes

—	—	—	—	—
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2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2016	Number of shares as of January 31, 2017	Changes

—	—	—	—	—
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